SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2017

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/21/2018

R. DeOliveira

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline plc of our report dated June 14, 2018 relating to the financial statements and supplemental schedule of GSK 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 14, 2018

GSK 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2017 and 2016 and Supplemental Schedule as of December 31, 2017

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of GSK 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK 401(k) Plan (the "Plan") as of December 31, 2017 and 2016 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us



Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PRICEWATERHOUSECOOPERS LLP

June 14, 2018

We have served as the Plan's auditor since at least 2002. We have not determined the specific year we began serving as auditor of the Plan.

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets		
Investments at fair value	$ 6,410,200,112	$ 5,681,634,718
Fully benefit responsive investment contracts at contract value	345,751,328	406,398,279
Total investments	6,755,951,440	6,088,032,997
Receivables		
Employer contributions	4,019,211	3,897,381
Participant contributions	6,944,566	6,595,050
Dividends and interest	7,124,828	6,564,219
Receivables for securities sold	377,812	6,324,765
Participants loans receivable	47,129,157	46,185,495
Total receivables	65,595,574	69,566,910
Total assets	6,821,547,014	6,157,599,907
Liabilities		
Accrued management fees	1,550,704	2,274,517
Payables for securities purchased	330,968	5,115,932
Total liabilities	1,881,672	7,390,449
Net assets available for benefits	$ 6,819,665,342	$ 6,150,209,458

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017		2016	
Additions to net assets attributed to				
Investment income				
Dividends and Interest	$	46,070,356	$	56,126,064
Net appreciation in fair value of investments		875,210,427		465,169,329
Total investment income		921,280,783		521,295,393
Contributions				
Participant		184,170,336		179,684,385
Employer		107,673,708		109,571,431
Total contributions		291,844,044		289,255,816
Total additions		1,213,124,827		810,551,209
Deductions from net assets attributed to				
Benefits paid to participants		535,783,806		573,053,246
Administrative expenses		7,885,137		7,530,561
Total deductions		543,668,943		580,583,807
Net increase prior to transfer		669,455,884		229,967,402
Transfers in from other Plans (Note 1)		-		164,466,394
Net assets available for benefits				
Beginning of year		6,150,209,458		5,755,775,662
End of year	$	6,819,665,342	$	6,150,209,458

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depositary Receipts (ADRs), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant -Directed Investments
If a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement Trust closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 20 years, or as a lump sum distribution, or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs, or they may postpone their withdrawal until as late as age 70-1/2.

The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2017 have interest rates ranging from 4.25% to 9.25% with maturity dates from 2017 to 2045. Loans outstanding at December 31, 2016 had interest rates ranging from 3.25% to 10% with maturity dates from 2016 to 2045. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences Plan merger in 2013 and Novartis Corporation Investment Savings Plan in 2016.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses

Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statements of Changes in Net Assets Available for Benefits. Those participants who elect to use Financial Engines' Professional Management to manage their 401(k) investments pay a quarterly fee in arrears to Financial Engines for this service. These fees are deducted from participant accounts quarterly and are also included in administrative expenses. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2017 and 2016, the Company paid administrative expenses of $2,938,724 and $3,709,220, respectively, on behalf of the Plan.

Transfers In

Employees of Novartis Consumer Health Inc. whose employment transitioned from Novartis to GlaxoSmithKline as part of the formation of the consumer healthcare joint venture with Novartis began to participate in the Plan on January 1, 2016. Subsequently, $164,466,394 in assets, including $2,768,250 in loans, related to accounts for these employees formerly held in the Novartis Corporation Investment Savings Plan were transferred into the Plan on January 7, 2016.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. The State Street Institutional Treasury Money Market Fund's underlying investments include U.S Treasury bills, notes and bonds which are direct obligations of the U.S government. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2017 and 2016.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.

- Common collective trusts: valued at the net asset value (NAV) of shares held by the Plan at year end as a practical expedient.

- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. Synthetic guaranteed investment contracts are presented at contract value. The underlying assets of the synthetic contracts consist of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts.

Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic guaranteed investment contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the Plan) that cause a significant withdrawal from the Plan, (4) the Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the Plan to be tax-exempt under Section 501(a) of the Internal Revenue Code or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan).

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or "change in control" as defined in the contract) of the investment adviser without the issuer's consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract (4) a material amendment to the agreements without consent of the issuer,(5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.

Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan's ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4.   **Fair Value Measurements**

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. mutual funds and common stock).

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trusts).

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

| | Assets at Fair Value as of December 31, 2017 | | | |
	Level 1	Level 2	Level 3	Total
Common stock	$ 1,300,496,006	$ -	$ -	$ 1,300,496,006
Mutual funds	220,118,124	-	-	220,118,124
	1,520,614,130	-	-	1,520,614,130
Investments measured at net asset value as a practical expedient [a]	-	-	-	4,889,585,982
	$ 1,520,614,130	$ -	$ -	$ 6,410,200,112

	Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Common stock	$ 1,282,750,706	$ -	$ -	$ 1,282,750,706
Mutual funds	274,421,874	-	-	274,421,874
	1,557,172,580	-	-	1,557,172,580
Investments measured at net asset value as a practical expedient [a]	-	-	-	4,124,462,138
	$ 1,557,172,580	$ -	$ -	$ 5,681,634,718

(a) In accordance with ASU 2015-07, certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For years ended December 31, 2017, and 2016, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

GSK 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2017 and 2016, respectively.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	1,539,917,196	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	436,074,337	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	852,239,774	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	266,893,001	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	719,495,707	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	1,030,328,993	n/a	Daily subject to frequent trading provisions	No defined period.
Pzena International Value All Country (ex-U.S.) CIT (Class 1)	44,636,974	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date
Total December 31, 2017	4,889,585,982			

GSK 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	1,323,665,991	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	443,687,360	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	651,461,098	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	216,949,189	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	655,947,555	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	813,918,610	n/a	Daily subject to frequent trading provisions	No defined period.
Pzena International Value All Country (ex-U.S.) CIT (Class 1)	18,832,335	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date
Total December 31, 2016	4,124,462,138			

5. Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and a mutual fund managed by State Street Global Advisors (SSgA), an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions and expenses qualify as party-in-interest transactions.

The Plan invests in the GlaxoSmithKline Stock Fund ("the GSK Stock Fund"). The GSK Stock Fund is comprised of the State Street Institutional Treasury Money Market Fund, managed by SSgA, and GSK ADRs, which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2017, the Plan purchased $72,588,648 and sold $86,251,187 of the GSK Stock Fund, which included purchases of $10,725,437 and sales of $23,841,960 of GSK ADRs, and received GSK ADRs dividends of $20,856,292.

During the year ended December 31, 2016, the Plan purchased $96,981,191 and sold $86,101,664 of the GSK Stock Fund, which included purchases of $26,449,978 and sales of $16,018,811 of GSK ADRs, and received GSK ADRs dividends of $26,644,247.

The Plan holds shares in Novartis ADRs through one of the segregated investment managers. GlaxoSmithKline and Novartis entered into a joint venture agreement during 2015. During the year ended December 31, 2017, the Plan purchased and sold $2,705,254 and $1,482,272 of Novartis ADRs, and received Novartis ADRs dividends of $326,457. During the year ended December 31, 2016, the Plan sold $681,382 of Novartis ADRs and received Novartis ADRs dividends of $271,890.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 16, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014. Plan management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

8. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to Form 5500:

		2017		2016
Net assets available for benefits per the financial statements	$	6,819,665,342	$	6,150,209,458
Amounts allocated to withdrawing participants		(11,144,792)		(24,617,569)
Adjustment from contract value to fair value for fully				
benefit-responsive investment contracts		(901,363)		736,813
Net assets available for benefits per Form 5500, Schedule H	$	6,807,619,187	$	6,126,328,702

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2017 and 2016 to Form 5500:

	2017	2016
Net additions per the Statement of Changes in Net Assets Available for Benefits per financial statements	$ 1,213,124,827	$ 810,551,209
2017 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(901,363)	
2016 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(736,813)	736,813
2015 Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(1,880,742)
Total income per Form 5500, Schedule H	$ 1,211,486,651	$ 809,407,280

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2017 and 2016, to Form 5500:

	2017	2016
Benefits paid to participants per the financial statements	$ 535,783,806	$ 573,053,246
Amounts allocated to withdrawing participants at December 31, 2017	11,144,792	
Amounts allocated to withdrawing participants at December 31, 2016	(24,617,569)	24,617,569
Amounts allocated to withdrawing participants at December 31, 2015		(20,202,546)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 522,311,029	$ 577,468,269

9. **Risks and Uncertainties**

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10. **Subsequent Events**

The Plan's management has determined that no material events occurred subsequent to December 31, 2017 and through the date of the financial statement issuance, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issuer, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	BlackRock T-Fund (Institutional Share Class)	Mutual fund	**	149,801,219
	Metropolitan West Total Return Bond Fund (P Share Class)	Mutual fund	**	42,796,018
*	State Street Institutional Treasury Money Market Fund (Premier Share Class)	Mutual fund ***	**	34,776,651
				227,373,888
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	1,539,917,196
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	436,074,337
*	State Street US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust	**	266,893,001
*	State Street International Index Non-Lending Series Fund (Class A)	Common collective trust	**	852,239,774
*	State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	719,495,707
	Vanguard Target Retirement Income Trust I	Common collective trust	**	66,954,564
	Vanguard Target Retirement 2015 Trust I	Common collective trust	**	35,664,808
	Vanguard Target Retirement 2020 Trust I	Common collective trust	**	167,135,144
	Vanguard Target Retirement 2025 Trust I	Common collective trust	**	148,582,754
	Vanguard Target Retirement 2030 Trust I	Common collective trust	**	204,415,881
	Vanguard Target Retirement 2035 Trust I	Common collective trust	**	115,978,638
	Vanguard Target Retirement 2040 Trust I	Common collective trust	**	150,488,609
	Vanguard Target Retirement 2045 Trust I	Common collective trust	**	74,886,019
	Vanguard Target Retirement 2050 Trust I	Common collective trust	**	36,176,145
	Vanguard Target Retirement 2055 Trust I	Common collective trust	**	13,348,569
	Vanguard Target Retirement 2060 Trust I	Common collective trust	**	16,697,862
	Pzena International Value All Country (ex-U.S.) CIT (Class 1)	Common collective trust	**	44,636,974
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust ***	**	160,309,742
				5,049,895,724

ACTUANT CORP A	Common stock	**	7,371,282
ADTALEM GLOBAL EDUCATION INC	Common stock	**	5,853,360
AEGON N.V. NY REG SHR	Common stock	**	3,209,220
ALNYLAM PHARMACEUTICALS INC	Common stock	**	4,929,540
ALPHABET INC CL A	Common stock	**	1,369,420
ALPHABET INC CL C	Common stock	**	14,649,600
AMERICAN EXPRESS CO	Common stock	**	12,602,439
AMERICAN FINANCIAL GROUP INC	Common stock	**	8,676,145
AMERICAN WATER WORKS CO INC	Common stock	**	7,012,251
ANADARKO PETROLEUM CORP	Common stock	**	11,200,032
APACHE CORP	Common stock	**	5,712,366
ASSOCIATED BANC CORP	Common stock	**	10,648,315
ASSURANT INC	Common stock	**	5,187,714
ASTRAZENECA PLC SPONS ADR	Common stock	**	9,778,460
AVANGRID INC	Common stock	**	6,131,763
BAKER HUGHES A GE CO	Common stock	**	5,154,156
BANK OF AMERICA CORP	Common stock	**	19,920,096
BANK OF NEW YORK MELLON CORP	Common stock	**	11,035,914
BASIC ENERGY SERVICES INC	Common stock	**	5,288,026
BB+T CORP	Common stock	**	5,071,440
BEACON ROOFING SUPPLY INC	Common stock	**	4,328,411
BIO RAD LABORATORIES A	Common stock	**	7,629,564
BLACK KNIGHT INC	Common stock	**	6,037,513
BOOKING HOLDINGS INC	Common stock	**	5,908,316
BRIGHTHOUSE FINANCIAL INC	Common stock	**	1,065,606
BRISTOL MYERS SQUIBB CO	Common stock	**	8,070,576
CALLON PETROLEUM CO	Common stock	**	8,460,167
CAPITAL ONE FINANCIAL CORP	Common stock	**	20,443,774
CELANESE CORP SERIES A	Common stock	**	5,450,372
CHARTER COMMUNICATIONS INC A	Common stock	**	14,942,829
CIGNA CORP	Common stock	**	10,052,955
CISCO SYSTEMS INC	Common stock	**	10,969,120
COMCAST CORP CLASS A	Common stock	**	17,273,565
CONCHO RESOURCES INC	Common stock	**	4,191,138
COOPER COS INC/THE	Common stock	**	4,877,244
CORNING INC	Common stock	**	2,370,459
CORPORATE OFFICE PROPERTIES	Common stock	**	10,123,056
CURTISS WRIGHT CORP	Common stock	**	7,428,585
DANAHER CORP	Common stock	**	2,561,832
DELL TECHNOLOGIES INC CL V	Common stock	**	5,090,404

DISH NETWORK CORP A	Common stock	**	3,576,475
DUN + BRADSTREET CORP	Common stock	**	15,435,928
ELI LILLY + CO	Common stock	**	7,728,090
EMPIRE STATE REALTY TRUST A	Common stock	**	6,910,603
ENERGEN CORP	Common stock	**	7,894,862
EQUITY COMMONWEALTH	Common stock	**	9,372,519
EXPRESS SCRIPTS HOLDING CO	Common stock	**	11,748,336
FEDEX CORP	Common stock	**	11,977,920
FIRST HAWAIIAN INC	Common stock	**	7,837,310
FIRST MIDWEST BANCORP INC/IL	Common stock	**	10,489,729
FLIR SYSTEMS INC	Common stock	**	11,753,135
G III APPAREL GROUP LTD	Common stock	**	10,867,056
GCP APPLIED TECHNOLOGIES	Common stock	**	10,843,767
GILEAD SCIENCES INC	Common stock	**	5,609,412
* GLAXOSMITHKLINE PLC SPON ADR	Common stock	**	362,828,731
GOLDMAN SACHS GROUP INC	Common stock	**	13,731,564
HANCOCK HOLDING CO	Common stock	**	10,462,073
HANOVER INSURANCE GROUP INC/	Common stock	**	7,701,997
HARLEY DAVIDSON INC	Common stock	**	2,172,576
HEWLETT PACKARD ENTERPRISE	Common stock	**	11,108,839
HP INC	Common stock	**	8,285,945
HUBBELL INC	Common stock	**	10,226,290
JOHNSON CONTROLS INTERNATION	Common stock	**	7,847,497
JPMORGAN CHASE + CO	Common stock	**	13,581,380
JUNIPER NETWORKS INC	Common stock	**	4,280,700
KEYCORP	Common stock	**	9,697,736
LIBERTY INTERACTIVE CORP Q A	Common stock	**	3,416,358
LUMENTUM HOLDINGS INC	Common stock	**	6,938,421
MACOM TECHNOLOGY SOLUTIONS H	Common stock	**	5,322,731
MATTEL INC	Common stock	**	2,406,970
MAXIM INTEGRATED PRODUCTS	Common stock	**	4,705,200
MEDTRONIC PLC	Common stock	**	6,807,225
MERCK + CO. INC.	Common stock	**	3,483,113
METLIFE INC	Common stock	**	10,061,440
MICRO FOCUS INTL SPN ADR	Common stock	**	3,655,129
MICROSOFT CORP	Common stock	**	15,388,646
NATIONAL OILWELL VARCO INC	Common stock	**	5,154,462
NETAPP INC	Common stock	**	3,158,772
NEWS CORP CLASS A	Common stock	**	1,152,531
NISOURCE INC	Common stock	**	7,597,934

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

*	NOVARTIS AG SPONSORED ADR	Common stock	**	14,029,716
	NUTANIX INC A	Common stock	**	9,606,391
	OCCIDENTAL PETROLEUM CORP	Common stock	**	964,946
	PERFORMANCE FOOD GROUP CO	Common stock	**	4,146,503
	PTC INC	Common stock	**	4,011,427
	PVH CORP	Common stock	**	8,373,926
	ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	6,786,542
	RPM INTERNATIONAL INC	Common stock	**	9,995,970
	SANOFI ADR	Common stock	**	13,532,100
	SCHLUMBERGER LTD	Common stock	**	9,124,606
	SCHWAB (CHARLES) CORP	Common stock	**	21,118,207
	SIX FLAGS ENTERTAINMENT CORP	Common stock	**	7,874,565
	SPRINT CORP	Common stock	**	4,556,504
	SPX FLOW INC	Common stock	**	6,230,714
	STERIS PLC	Common stock	**	9,357,978
	STIFEL FINANCIAL CORP	Common stock	**	9,723,468
	SYNOPSYS INC	Common stock	**	2,557,200
	TARGET CORP	Common stock	**	5,748,525
	TE CONNECTIVITY LTD	Common stock	**	7,242,048
	TELEDYNE TECHNOLOGIES INC	Common stock	**	9,337,377
	TEREX CORP	Common stock	**	6,239,909
	TIME WARNER INC	Common stock	**	8,882,926
	TREEHOUSE FOODS INC	Common stock	**	11,503,506
	TRINET GROUP INC	Common stock	**	9,580,987
	TWENTY FIRST CENTURY FOX B	Common stock	**	2,354,280
	TWENTY FIRST CENTURY FOX A	Common stock	**	10,876,950
	UMB FINANCIAL CORP	Common stock	**	7,850,428
	UNION PACIFIC CORP	Common stock	**	8,341,020
	UNITEDHEALTH GROUP INC	Common stock	**	9,325,458
	VAIL RESORTS INC	Common stock	**	7,646,795
	VONAGE HOLDINGS CORP	Common stock	**	8,781,744
	WALMART INC	Common stock	**	2,415,721
	WEATHERFORD INTERNATIONAL PL	Common stock	**	828,579
	WELLS FARGO + CO	Common stock	**	19,996,832
	WORLDPAY INC CLASS A	Common stock	**	8,222,375
	WR GRACE + CO	Common stock	**	8,685,250
	XYLEM INC	Common stock	**	9,406,826
	ZAYO GROUP HOLDINGS INC	Common stock	**	3,941,280
				1,300,496,006

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

GSAM Stable Value Term Fund 2017	Limited partnership ***	**	3,669,116
GSAM Stable Value Term Fund 2018	Limited partnership ***	**	44,795,503
GSAM Stable Value Term Fund 2019	Limited partnership ***	**	44,636,592
GSAM Stable Value Term Fund 2020	Limited partnership ***	**	44,499,992
GSAM Stable Value Term Fund 2021	Limited partnership ***	**	39,683,256
			177,284,459
	Total investments		6,755,050,077
* Participant loans (interest rate 4.25%-9.25%;			
maturity 2017-2045)	Participant loans	**	47,129,157

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.

*** Investments are part of the Synthetic Guaranteed Investment Contract. $7,255,764 of the State Street Institutional Treasury Money Market Fund is attributable to the Synthetic Guaranteed Investment Contract.